SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 1 of 31 Pages

EXHIBIT 16

Gay Woodhouse Lori L/ Brand Gay Woodhouse Law Office, P.C. 211 W. 19th Street, Suite 308 Cheyenne, Wyoming 82001 (ph) 307-432-9399 (fax) 307-432-7522

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF WYOMING
---------------------------------------------------------------x
THE RAVENSWOOD INVESTMENT
COMPANY, L. P.,
ROBOTTI & COMPANY, INCORPORATED and
ROBOTTI & COMPANY, LLC,

Plaintiffs,
STIPULATION AND ORDER
-against-

BISHOP CAPITAL CORP.,
ROBERT E. THRAILKILL,
ROBERT J. THRAILKILL, and
SHERRY L. MOORE,
Defendants.

---------------------------------------------------------------x

AMENDED COMPLAINT

                Plaintiffs, The Ravenswood Investment Company, L.P. ("Plaintiff Ravenswood"), Robotti & Company, Incorporated and Robotti & Company, LLC  ("Plaintiffs"), by their attorneys, the Gay Woodhouse Law Office, P.C. and the Law Office of William Coudert Rand, for their Complaint in this matter, state as follows:

STATEMENT OF THE CASE

                1.             This action arises under the Federal Securities laws as a result of false, misleading, and unlawful statements made by Defendants in their proxy statement filed with the Securities and Exchange Commission on October 29, 2004 and issued pursuant to Section14(a) of the Securities Exchange Act of 1934 ("Exchange Act") and in other filings related to the proxy statement or related to the Individual Director Defendants' (as defined below) ownership of the Company.  This action also arises out of the negligent and reckless actions of the Defendant Directors who have failed to hold stockholder meetings, have surreptitiously taken control of the Company and now seek to implement a going private transaction in which shareholders will be paid only $1 per share for certain of their shares that are worth at a minimum $9.32 per share.

                2.             The proxy statement and the false and misleading statements made therein were Defendants' efforts to discourage shareholders from voting in opposition to Bishop Capital Corporation's (the "Company" or "Bishop Capital") proposed going private transaction in which the Company will effect a 1-for-110 reverse stock split of the outstanding shares of its common stock and will pay fractional shareholders only $1 per pre-split share, when the value of such shares at the time of the proxy statement was at least $9.32 per share, and the book value of the shares was $2.26 per share.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 2 of 31 Pages

                3.             As of October 29, 2004, the date of the Proxy, there were 969,127 shares of the Company's common stock outstanding.  Accordingly, the $1.00 price to be paid to fractional shareholders after the reverse stock split values the Company at only $969,127, despite a book value of $2,025,853 and an actual value in excess of $9,000,000.

                4.             As of October 29, 2004, the date of the Proxy, cash and marketable securities alone (ignoring and excluding all other assets of the Company) less all liabilities of the Company were valued at $1,172,013 or $1.21 per share.

                5.             Defendants falsely misrepresented in the proxy statement that the liquidation value of the Company was $1.69 or $1,637,824 in a fraudulent attempt to induce shareholders to vote in favor of the $1.00 buy-out of the fractional shares after the stock split.

                6.             The proxy statement indicates that after implementing the reverse stock split and thereby reducing the shareholders of record to less than 300 shareholders of record, the Company intends to terminate the registration of the common stock under the Securities Exchange Act of 1934 pursuant to section 12(g)(4), and thereby terminate its duty to file reports, such as quarterly and annual reports, with the SEC.

7. The proxy statement among other things falsely stated that the value of the Company's gas interests was $351,605, when in fact the value was in excess of $2.33 million.

                8.             The Company incorrectly valued the gas royalties (a) by using the trailing three years of royalties ending December 31, 2003, which do not reflect the recent increase in natural gas prices which have almost doubled during the 2004 year, (b) by applying a multiplier of 3 rather than 8 which is the average current multiple used to value gas royalty income streams, (c) by misrepresenting that the gas fields are depleting when in fact they are being further developed and exploited, and (d) by failing to attribute any value to its litigation against Burlington Resources, Inc. (the gas field operator) under the False Claims Act for illegally deducting post production costs from the royalty payments.

9. The proxy statement also falsely stated that the value of the Company's 81% interest in Bishop Powers Ltd, a real estate company, was $453,811 when in fact the value was at least $5.35 million.

                10.           The Company's purported valuation of its Bishop Powers real estate interests was not based on an appraisal and ignored a recent sale in which 1.15 acres of land owned by Bishop Powers were sold for $545,900 (81% of which equals $442,179), which indicated that the value of the Company's interest in the remaining similar 18 acres was far in excess of the Company's valuation of $453,811.

                11.           Furthermore, the proxy statement failed to disclose that on October 10, 2004, 19 days before the Defendants filed the proxy statement with the SEC, Bishop Powers had entered into a contract to sell 28,500 square feet [equal to .65 acres] for $465,000 which confirms that the 18 acres that included this .65 acre lot are worth significantly more than the Company's purported valuation of $560,260 ($453,811/Company's 81% interest).  Finally, Plaintiffs hired a property appraiser who has appraised land owned by Bishop Powers as of February 11, 2005 and conservatively valued it at $6.601 million (Bishop's 81% interest equals $5.347 million).  Thus, the Company's $453,811 valuation of its 81% interest in Bishop Powers's real estate is false and has no reasonable basis.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 3 of 31 Pages

                12.           In addition, the Defendants have misrepresented the value of its 64.152% interest in the Creekside Apartments LLLP limited partnership ("Creekside Apartments") as the negative amount ($259,200).  The obligations related to this partnership appear to be non-recourse and thus there would be no reason to make any further payment to the partnership if the value were in fact zero.

13. Defendants have not disclosed sufficient information to determine the true value of the Company's interest in the Creekside Apartments.

                14.           Nevertheless, it appears that the Company's interest in the Creekside Apartments has material value because (a) Creekside Apartments owns 20 acres of land in the same area as the Bishop Powers property, (b) Creekside Apartments built a 328 unit apartment complex on its land using a 42 year $27.8 million non-recourse HUD mortgage loan with a fixed rate of 6.85%, (c) as of February 14, 2005, the apartment complex was 95% occupied and had tenants in 312 of its 328 units, and (d) the Company disclosed in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 that it had advanced $215,000 to the Creekside Apartments and thus believes that it has enough value to justify further investment.

                15.           The Individual Defendants (as defined below) are the directors and controlling shareholders of the Company and have breached their fiduciary duties to the non-controlling shareholders not only by these misrepresentations but also by the fact that by their own admission they have failed to hold annual shareholders meetings during the past seven years and during that time period have illegally gained control of the Company.

                16.           During the past seven years, the Individual Defendants have granted themselves at least 202,569 shares of the Company's shares currently equal to more than 20.9% of the Company's outstanding shares and have purchased shares, and by these transactions increased their ownership of the Company from 10.7% to 37.7% and thereby acquired control of the Company.

                17.           During this period of creeping change in control, the Defendant Directors negligently failed to take any actions to ensure that the value for which they were acquiring control was fair and never took any action to publicly auction the company to the highest bidder.

                18.           Plaintiffs have received the false and misleading proxy statement and Plaintiffs named herein now seek, inter alia, (a) to enjoin the Defendants' use of the false and misleading statements in the proxy statement, (b) to rescind and vacate the shareholders' vote that took place on  December 16, 2004, (c) to rescind the Company's issuance of shares to the Individual Defendants and (d) to rescind and vacate  the Individual Defendants' votes of their shares at the December 16, 2004 meeting and to enjoin the Individual Defendants from voting their shares and from continuing to act as officers and directors of the Company.

JURISDICTION AND VENUE

                19.           The Court's jurisdiction is predicated upon Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. Section 78(j), (m), (n), (r) and (aa).  This Court has supplemental jurisdiction over the claims in this Complaint which arise under state statutory and common law pursuant to 28 U.S.C. Section 1367(a), since the state law claims are so related to the federal claims that they form part of the same case or controversy and derive from a common nucleus of operative fact.   Defendants used the means and instrumentalities of interstate commerce, including the U.S. mails and interstate wire communications, to engage in the false and misleading practices complained of herein.

                20.           The Court's jurisdiction is predicated upon Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. Section 78(j), (m), (n), (r) and (aa).  This Court has supplemental jurisdiction over the claims in this Complaint which arise under state statutory and common law pursuant to 28 U.S.C. Section 1367(a), since the state law claims are so related to the federal claims that they form part of the same case or controversy and derive from a common nucleus of operative fact.   Defendants used the means and instrumentalities of interstate commerce, including the U.S. mails and interstate wire communications, to engage in the false and misleading practices complained of herein.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 4 of 31 Pages

                21.           Venue is proper in this judicial district pursuant to 28 U.S.C. Sections1391(b) and 1392.   Venue is proper in this Court in that the claims arose in this district, a substantial part of the events and omissions giving rise to the claims occurred in this district and a substantial part of the property that is the subject of the action is situated in this district.  Each of the Defendants made false statements in this district.

THE PARTIES

22. Plaintiffs are, and were, at all times relevant to this action, shareholders of Defendant Bishop Capital.

23. Plaintiff THE RAVENSWOOD INVESTMENT COMPANY, L.P. is a New York limited partnership located at 52 Vanderbilt Avenue, New York, N.Y. 10017.

24. Plaintiff ROBOTTI & COMPANY, INCORPORATED is a New York corporation located at 52 Vanderbilt Avenue, New York, N.Y. 10017.

25. Plaintiff ROBOTTI & COMPANY, LLC, is a New York limited liability company located at 52 Vanderbilt Avenue, New York, N.Y. 10017.

26. Bishop Capital is a Wyoming corporation whose principal place of business is 222 N. Broadway Avenue, Suite A, Riverton, Wyoming 82501, telephone number (307) 856-3800.

                27.           Bishop Capital Corporation (the "Company"), formerly known as Bishop Cable

Communications Corporation, was originally incorporated under the laws of the State of Colorado on February 22, 1983 and reincorporated under the laws of the State of Wyoming on June 2, 1992.  On November 22, 1995, the Company changed its name to Bishop Capital Corporation.  Prior to June 20, 1997, the Company was a wholly-owned subsidiary of American Rivers Oil Company ("AROC").  On November 18, 1996, AROC's Board of Directors authorized a spin-off distribution of the Company's common stock as a partial liquidating dividend to AROC's common shareholders (excluding AROC's Class B common shareholders). The distribution, which occurred on June 20, 1997, was on the basis of one share of the Company's common stock for four shares of AROC's common stock.  The Company is primarily engaged in the development and sale of real estate and has a royalty interest in a natural gas property.  The Company had three full-time employees as of March 31, 2004.

                28.           Bishop Capital Corporation (the "Company"), formerly known as Bishop Cable Communications Corporation, was originally incorporated under the laws of the State of Colorado on February 22, 1983 and reincorporated under the laws of the State of Wyoming on June 2, 1992.  On November 22, 1995, the Company changed its name to Bishop Capital Corporation.  Prior to June 20, 1997, the Company was a wholly-owned subsidiary of American Rivers Oil Company ("AROC").  On November 18, 1996, AROC's Board of Directors authorized a spin-off distribution of the Company's common stock as a partial liquidating dividend to AROC's common shareholders (excluding AROC's Class B common shareholders). The distribution, which occurred on June 20, 1997, was on the basis of one share of the Company's common stock for four shares of AROC's common stock.  The Company is primarily engaged in the development and sale of real estate and has a royalty interest in a natural gas property.  The Company had three full-time employees as of March 31, 2004.

                29.           Defendant Robert J. Thrailkill ("Robert J. Thrailkill" or "Individual Defendant") is and was at all relevant times a director of Bishop Capital.  Robert J. Thrailkill was appointed a director of the Company in November 1995.  Previously, Robert J. Thrailkill served as Vice President-Operations of the Company from November 1995 to August 1999.  Robert J. Thrailkill is the son of Robert E. Thrailkill.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 5 of 31 Pages

                30.           Defendant Sherry L. Moore ("Sherry L. Moore" or "Individual Defendant") is and was at all relevant times a director and secretary and Chief Financial Officer of Bishop Capital.  Sherry L. Moore was appointed a director of the Company in December 2001.  Sherry L. Moore has served as Secretary of the Company since July 2000.  Previously, Sherry L. Moore served as Comptroller of the Company from November 1995 to April 2000 and Comptroller of Metro Capital Corporation, the Company's former parent corporation, from January 1987 to November 1995.

31. Defendants Robert E. Thrailkill, Sherry L. Moore and Robert J. Thrailkill are collectively referred to herein as the "Directors" or the "Individual Defendants."

PROCEDURAL HISTORY

                32.           Plaintiffs filed their original complaint against the Defendants in the United States District Court for the Southern District of New York on November 23, 2004 and filed an order to show cause expedited motion for a temporary restraining order and preliminary injunction enjoining the stockholder meeting scheduled for December 16, 2004.

                33.           Defendants opposed the motion and moved to dismiss certain claims in the complaint for failure to state a cause of action and moved to transfer the action to the District of Wyoming based on the doctrine of forum non-conveniens.

                34.           On December 10, 2004, the parties entered into a standstill agreement. The parties executed a stipulated order ("Standstill Agreement") that stated that the December 16, 2004 stockholder vote could proceed as scheduled, but that if the proposed reverse split transaction were approved by the stockholder vote, then no party would take any further action to implement the transaction approved by the vote until further order of the Court.  This stipulated order was so ordered by Judge Karas on December 14, 2004.

                35.           Judge Karas from the bench on December 21, 2004 and in a Memorandum and Opinion entered on February 1, 2005, ordered that, based on forum non-conveniens, the case be transferred to the United States District Court for the District of Wyoming.

                36.           The order indicated that the so ordered Standstill Agreement would stay in effect until the transferee court directed otherwise and that Plaintiffs' motion for a preliminary injunction and Defendants' motion to dismiss were held in abeyance pending consideration by the transferee court.

FACTS

                37.           On or about October 12, 2004, the Company filed with the Securities and Exchange Commission ("SEC" or the "Commission") a proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934.

                38.           The Company filed amendments to the proxy statement on October 18, 2004 and October 29, 2004 (the proxy statement, as so amended on October 29, 2004, the "Proxy" or "Proxy Statement") and subsequently on November 12, 2004, the Company mailed, or caused to be mailed, its final proxy statement to its shareholders pursuant to which the Company solicited proxies to vote at a special meeting of shareholders (the "Special Meeting") to approve an amendment to the Company's articles of incorporation to effect a 1---for--110 reverse stock split and the repurchase of fractional shares at the unfair price of $1 per pre-split share which would cause the number of shareholders of record to number below 300 and permit the company to go private and cease its obligations to make public filings with the SEC.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 6 of 31 Pages

                39.           Based upon such false proxy and other SEC filings, at such meeting, the shareholders of Bishop Capital voted upon an amendment to Bishop Capital's Articles of Incorporation to affect a 1-for-110 reverse stock split and the repurchase of fractional shares.

                40.           The amendment was approved by shareholders but due to the Standstill Agreement, the Company agreed to take no action.  If the reverse stock split and repurchase of fractional shares is implemented by the Company, each share of existing common stock, $.01 par value, will be exchanged for 1/110 of a share of common stock, $.01 par value.  New shares representing fractional shares will not be issued.  Instead, fractional shares will be purchased from holders at a rate of $1.00 per share of pre-split common stock.

                41.           This buy-out price of $1.00 per share of pre-split common stock is on its face deficient because as of December 31, 2004 the Company had a book value of $2,089,263 or $2.16 per share.  Moreover, on October 10, 2004, Bishop Capital's real estate subsidiary entered into an agreement to sell 28,500 square feet [equal to .65 acres] for $456,000, when the Company owns approximately 18.3 acres in the same area, yet it records all the land owned by the Company at a value of $689,447 on its balance sheet.

                42.           The Proxy Statement states in bold letter that the SEC had not taken any position as to the accuracy of the information in the Proxy or the fairness of the Transaction and stated on this cover page in all capitals:

                THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES       AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED ON THE FAIRNESS OR         MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUECY OF THE     INFORMATION CONTAINED IN THIS DOCUMENT.  ANY MISREPRESENTATION TO THE      CONTRARY IS UNLAWFUL.

                43.           The Proxy Statement states that if the reverse stock split and repurchase of fractional shares is approved and implemented, there will be less than 300 shareholders of record of the Company's common stock.

                44.           The Proxy Statement states that if there are less than 300 shareholders of record, the Company intends to terminate the registration of the common stock under the Securities Exchange Act  of 1934, as amended (the "Exchange Act"), pursuant to  Section 12(g)(4) of the Exchange Act.  The reverse stock split, repurchase of fractional shares and termination of registration of the common stock are referred to herein as the "Transaction.".

45. If the Company terminates the registration of the common stock, the Company's duty to file periodic reports, such as quarterly and annual reports, and to make other filings with the SEC, will end.

                46.           The Proxy Statement stated that the proxy was "solicited on behalf of the Board of Directors of Bishop Capital Corporation…for use at the Special Meeting of Shareholders to be held on December 16, 2004…The Proxy and Proxy Statement will be mailed to shareholders on or about November 12, 2004." Proxy p.1.

47. The Proxy Statement was in fact mailed to shareholders on or about November 12, 2004.

48. Bishop Capital has a single class of $.01 par value common stock.

                49.           The Company disclosed that following its spin-off from American Rivers Oil Company (described below), Robert E. Thrailkill owned 78,720, or 8.9%, and his son, Robert J. Thrailkill, owned 15,938 or 1.8% of 885,443 shares outstanding.    Bishop Capital Form 10-SB/A Amendment No. 4 p. 13.

                50.           The Company fraudulently concealed that it had been purchasing shares of its own stock, which assisted the Individual Defendants to complete their creeping acquisition of control. Bishop Capital's Form 10-SB filed with the SEC on April 28, 1997 disclosed that there were 885,443 shares outstanding.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 7 of 31 Pages

51. Yet, 8 years later, the Company disclosed that there were 897,022 shares outstanding as of August 12, 2004. See Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

                52.           In the interim, Bishop Capital's officers and directors had filed Form 4's indicating that the Company had issued them 173,750, yet the outstanding number of shares only increased by 11,579.  Accordingly, unless the Company's SEC filings were false, the Company repurchased 162,171 shares or 18% of the 897,022 shares outstanding.

                53.           After August 12, 2004, the Defendant Directors continued to increase their share ownership.  In contrast to the 897,022 shares which were outstanding as of August 12, 2004, as of November 12, 2004, the date the shareholders were solicited, there were 969,127 shares of the Company's common stock outstanding.

                54.           Thus, between August 12, 2004 and November 12, 2004, the Company issued 72,105 shares of stock, or in excess of 7.4% of the Company's currently outstanding shares of stock.  At least 30,000 of these shares were issued to the Company's officers and directors on September 29, 2004, when the stock's closing bid was $1.50 per share and the value was at least $9.32 per share.

                55.           On October 15, 2004, Mr. Robert E. Thrailkill filed a Form 4 with the SEC disclosing that he had received 20,000 shares from the Company at a purchase price of $0.01 per share, Mr. Robert J. Thrailkill filed a Form 4 with the SEC disclosing that he had received 5,000 shares from the Company at a purchase price of $0.01 per share and Ms. Sherry L. Moore filed a Form 4 with the SEC disclosing she had received 5,000 shares from the Company at a purchase price of $0.01 per share.

                56.           Yet, only after Plaintiffs, in their initial complaint and at the Hearing, pointed out these issuances of stock at $0.01 per share when the stock was trading at $1.50 per share, did each of the Individual Defendants on January 13, 2005 file amended Form 4s with the SEC changing their purchase prices to $0.76 per share.

                57.           These post hoc price restatements lack creditability and demonstrate the lack of candor and good faith of the defendants.  The amended Form 4s also are evidence of an illegal, undisclosed and concealed group with an agreement or understanding to vote in favor of the reverse stock split.

                58.           Each share of said common stock entitled shareholders including Defendants to vote upon each matter to be presented at the Special Meeting scheduled for December 16, 2004.  Of these outstanding shares, the executive officers and directors of the Company directly controlled at least 365,602 shares or 37.7% of all outstanding shares.

                59.           The Individual Defendants were required to file their original Form 4s with respect to the September 29, 2004 stock purchases with the SEC on October 1, 2004, "the second business day following the day on which a transaction resulting in a change of beneficial ownership has been executed."  Instruction 1 to SEC Form 4.  As has been typical in their disdain for rules and regulations, the Individual Defendants were two weeks late in filing these Form 4s.

                60.           January 13, 2005 was a revisionist history day for the Individual Defendants.  On January 13, 2005, the Individual Defendants amended 13 Form 4s previously filed with the SEC to increase the price at which each reported to the SEC that he or she had purchased shares from the Company that they controlled.  These multiple group amendments lack credibility regarding what amounts, if any, were really paid and when.  Attached as Exhibit A is a chart summarizing the Form 4 Amendments.

61. In addition, the Board of Directors was negligent and reckless in issuing themselves shares without attempting to ascertain a value for the shares.

62. The Company has never paid a dividend on its common stock.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 8 of 31 Pages

                63.           The Company filed a Schedule 13e-3 pursuant to Rule 13e-3 under the Exchange Act, in which it acknowledged that the Transaction lacked procedural safeguards.  See Item 8 of the Company's Rule 13e-3 Transaction Statement on Schedule 13e-3 dated September 29, 2004 (the "Bishop 13e-3").

                64.           The Company admitted that the Transaction has not been structured so that approval of at least a majority of unaffiliated security holders is required.  Because the vote of shareholders was tainted by false and deficient disclosure, the vote actually taken sheds no light on whether a majority of unaffiliated security holders would vote in favor of the Transaction.

                65.           The Company admitted that an unaffiliated representative has not been retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.    Bishop 13e-3 Item 8.

                66.           The Company further admitted that the Company (or an affiliate of the Company) has not received any report, opinion or appraisal from an outside party that is materially related to the Transaction.    Bishop 13e-3 Item 9.

                67.           The Company claims that the Transaction is fair because Robert J. Thrailkill, its only director who is not also an employee of the Company, approved the transaction, but Robert J. Thrailkill is the President's son and the Company has issued to him at least 27,500 shares of stock representing 2.8% of the outstanding stock since December 1998.    Bishop 13e-3 Item 8.

                68.           Although Robert J. Thrailkill originally filed Form 4s indicating that the Company of which he was a Director (and he and his father, Robert E. Thrailkill, constituted a majority of the Board of Directors) issued to him 20,000 shares at $0.01 per share and the remaining 7,500 at $0.10 per share, on January 13, 2005, Individual Defendants' "Revisionist History Day," Robert J. Thrailkill amended his Form 4 filings with the SEC to disclose that "in fact" 22,500 shares had been issued at $0.10 per share and 5,000 shares had been issued at $0.76 per share.  See Exhibit A.

                69.           Moreover Robert J. Thrailkill served as Vice President-Operations of the Company from November 1995 to August 1999.  He is far from independent.  Thus the Company has admitted that it has failed to provide any procedural safeguards, and as Plaintiffs will show, the Transaction is unfair to unaffiliated shareholders.

                70.           Defendants complicate their inconsistent and changing disclosure regarding the prices they paid, if any, with the filing of the Company's Quarterly Report on Form 10-QSB/A for the Quarter ended December 31, 2004 filed with the SEC on February 14, 2005 ("Bishop 12/31/04 QSB").  On page 4 of that report, the Company discloses that it paid $45,000 worth of the Company's stock to employees as compensation in the nine months ended December 31, 2004.

                71.           Yet, Defendants only filed Form 4s for 30,000 shares at $0.76 per share, or  $22,800 worth of stock.  Either additional shares were paid to other employees worth $22,200 that have not been disclosed, or the shares were actually issued at $1.50 per share contrary even to the $0.76 per share claimed in the revised Form 4s (and 50% more than is currently being offered shareholders who are being cashed out).

72. In addition, the Bishop 12/31/04 QSB discloses that legal fees were paid using $32,000 of Company stock. It is not disclosed how many shares and at what price these shares were issued.

73. The Bishop 13e-3 incorporates by reference portions of the Proxy Statement and the misrepresentations contained therein.

FALSE AND MISLEADING STATEMENTS IN PROXY STATEMENT
Liquidation Value

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 9 of 31 Pages

                74.           Defendants falsely state in the proxy statement that the liquidation value of the Company is $1.69 per share or $1,637,824.  This liquidation value is false because Defendants have misrepresented the value of the Company's assets and the cost of their liquidation.

                75.           Defendants falsely estimate that liquidation costs will equal 25% of the value of  the Company's assets, when there is no rational basis for this high estimate.  Given that the assets of the Company are worth at least $9 million, there is no rational basis to estimate that the costs of liquidation will be $2.25 million.  Defendants derived their false liquidation value partly by improperly deducting $100,000 for their own severance costs in addition to the 25% liquidation cost.

76. In addition Defendants failed to disclose and failed to include in its liquidation value the value of the Company's tax loss carryforwards.

                77.           The Proxy merely states on page 5:

                However, all of Bishop Capital's net operating loss carryforwards will be retained by Bishop Capital.                  Therefore Bishop Capital will benefit from the use of such loss carryforwards in future periods to the                 extent it has taxable income.

                78.           Defendants fraudulently omitted and failed to disclose in the Proxy the amount and value of the Company's tax loss carryforwards and fraudulently failed to include the value of the company's tax loss caryyforwards in its calculation of the liquidation value of the Company.

79. Defendants falsely stated in the Proxy Statement the value of the Company's real estate and mineral assets.

Proxy Falsely States Value of the Company's Gas Royalty Interests

                80.           The Proxy falsely stated that the Company estimated that the liquidation value of its 80% ownership interest in the Bridger Creek Partnership was $351,605 when in fact the liquidation value of this interest is actually $2.33 million.

                81.           The valuation in the Proxy is clearly false on its face because the Company had gas royalties from this interest for the year ended March 31, 2004 of $281,777, in fact the royalties for the nine months ended December 31, 2004 were $301,542, and there are no facts suggesting that the gas field underlying the royalty interest owned by the Partnership is even close to the end of its production life.

                82.           Moreover, as shown below, there is so much gas in the field to exploit that during 2003 and 2004 the operator of the gas field (Burlington Resources, Inc.) has spent $43 million and drilled 113 new wells and workover projects.

                83.           The Proxy falsely states:

                The Company is the general partner and owns an 80% interest in the Bridger Creek Partnership … [which]                 owns a gas royalty interest….  Based on the Board's consultations with persons in the industry, royalty                 interests are typically valued at three years of income generated by the interest. Accordingly, the Company                 estimated the liquidation value of the gas royalty interest to equal the Bridger Creek income for the last                 three fiscal years ended December 31, 2003, less the anticipated 25% reduction, which, based on the                 Company's 80% partnership interest, is $351,600.

Proxy at pp. 17-18.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 10 of 31 Pages

                84.           However, the Company's Annual Report on Form 10-KSB/A Amendment No. 2 for the year ended March 31, 2004 filed on September 29, 2004 ("2004 Bishop 10-KSB/A") states that the Company had gas royalties for the year ended March 31, 2004 of $281,777 (not including amounts of amortization netted).  2004 Bishop 10-KSB/A p. F-4.

                85.           In other words, the Company earned 80% of the Defendants' purported value of the gas royalty in the single year ending March 31, 2004.  In fact, the Company earned $301,542 (net of amortization), or 86% of the purported value, in only the nine months ended December 31, 2004.

                86.           Moreover, the Company admitted that the Partnership gas field was not even in full production during the year ending March 31, 2004.  The Company stated:

                In June 2003, Burlington Resources Inc. shut down the Lost Cabin Gas Plant as a precautionary measure.                 At least one high pressure gas gathering line supplying gas to the plant kinked. Several days later partial                 production was restored and preliminary repair work had begun. The preliminary repair plan indicates the                 work will be completed during the second calendar quarter 2004.

2004 Bishop 10-KSB/A p. 6.

                87.           Thus, the gas field, which produced 80% of the Defendants' purported value of the royalty interest in 2003, was not even in full production the whole year and any estimate of its value based on a portion of that year would understate the value of the royalty interest.

                88.           The Company reported in the Bishop 12/31/04 QSB that the Company had gas royalties of $301,542 for the nine month period ended December 31, 2004, which added to amortization of $10,008, equals earnings of $311,550.

                89.           The royalty for the three months ended March 31, 2004 can be calculated by subtracting the sum of the royalty for the nine months ended December 31, 2003 of $191,021 plus amortization for such period of $10,008 (each obtained from the Company's Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003) equaling $201,029, from the sum of the 2004 royalty of $281,777 plus amortization of $13,344 equaling $295,121 which gives a royalty of $94,092.  Thus, its gas earnings for the 12 months ended December 31, 2004 were $405,642 (calculated by adding $311,550 and $94,092).

                90.           Thus, the Company's 80% interest in the gas royalty earned it $324,514, 92% of the Company's purported value of its gas royalty interest in the last twelve months for which data are available.  Clearly, the Company's estimate is grossly undervalued on its face.

91. The Company has clearly omitted the huge upward change in the price of natural gas which resulted in the gross understatement of the value of the gas royalty.

                92.           The average price per thousand cubic feet ("MCF") of natural gas received by the Company during fiscal years 2002 and 2003 (the Company's fiscal year ends on March 31 of each year) was $2.31.  However, the average price per MCF received in fiscal 2004 was $4.09 and during the nine months ended December 31, 2004 was $5.26.  Thus, in fiscal 2005, the average price has more than doubled from fiscal 2002 and 2003.

                93.           The Proxy coyly and falsely states:

                The natural gas reserve records related to the property are not available to the Company. As with any non-                renewing natural resource, the natural gas reserves related to the property are further depleted each year.                 These factors reduce the marketability of the gas royalty interest.

Proxy p. 18.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 11 of 31 Pages

                94.           However, the Annual Report on Form 10-K (the "2003 Burlington Form 10-K") of Burlington Resources, Inc. (the owner and operator of the natural gas field underlying the Company's gas royalty interest), filed with the SEC on February 26, 2004, states "[i]nvestments in the Wind River Basin [where the Company's interest in the Madden field is located] during 2003 totaled $19 million for approximately 56 newly drilled wells and workover projects in the deep Madison and shallower formations."  2003 Burlington Form 10-K p. 2.

                95.           Then in 2004, Burlington went on to spend even more money on more projects: "Investments in the Wind River Basin during 2004 totaled $24 million for 57 newly drilled wells and workover projects."  Burlington Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2004. p. 2.  ("2004 Burlington Form 10-K").  The 2003 Burlington Form 10-K also states that  "[i]n the U.S., [Burlington Resources] expects production growth as a result of restoring full production at the Madden Field by mid-year 2004."    2003 Burlington Form 10-K p. 16.

                96.           Burlington Resources, Inc.'s expectation was confirmed in 2004: "Average natural gas sales volumes increased primarily due to higher production from the Madden Field…."  2004 Burlington Form 10-K p. 28.  Accordingly, the Burlington 2004 10-K corroborates Plaintiffs' argument that the gas royalty was artificially low due to lower production at the gas field.  Clearly, the field owner and operator believe that there is ample gas to justify $43 million of capital investment in just the past two years and that production will increase rather than decrease.

                97.           Finally, although incorporated by reference into the Proxy, the Proxy fails to disclose that the Company is a plaintiff in a lawsuit against Burlington Resources "alleg[ing] that Burlington, operator of the gas processing plant, has and continues to wrongfully deduct post-production costs, which could include indirect plant operating costs, from their royalty payments."  2004 Bishop10-KSB/A p. 6.  Again, even though it is the defendant in the action, Burlington Resources is more forthcoming.  Burlington disclosed that Burlington "is also exploring the possibility of a settlement of these claims."    2004 Burlington Form 10-K p. 32.

                98.           The lawsuit alleges violations of the civil False Claims Act which has remedies of "double damages, civil monetary penalties and other sanctions." Id.  As one would expect, Burlington has not disclosed the state of any settlement negotiations in the Company's lawsuit against Burlington but Burlington has estimated that the amount of underpaid royalties claimed by the U.S. government which intervened in the lawsuit is approximately $76 million and Burlington "has established a reserve" for these claims.  Id.

                99.           The Company's purported methodology of valuing royalty interests at three years of income generated by the interest is preposterous and false on its face.  Three years of income is completely arbitrary and especially inappropriate in this situation, where prices for natural gas have been rising, all indications are that the field has many years left and increasing volumes of gas are likely to be pumped.

                100.         Natural gas royalties are currently selling for between seven and nine times the current royalty rate.  Plaintiffs estimated the value of the natural gas royalty by taking the Company's income from the gas royalty for the nine months ended December 31, 2004 of $301,542, adding back the depreciation of $10,008 which equaled $311,550, multiplying that nine month amount by 1 1/3 to make a twelve month amount of $414,400 (used to avoid the prior three month period when the gas field was partially out of production).  Multiplying that one year figure by an eight multiple (the average of the seven to nine range) which equals $3.32 million.

                101.         Although the Company currently receives a distribution of the first $40,000 of annual income from the underlying royalty plus 80% of the earnings from that royalty until the Company has received $1,050,000 plus interest, and thereafter will receive 60% of the amount earned on the underlying royalty, Plaintiffs have no way of knowing the amounts received or when there will be a reduction in the royalty rate.  Accordingly, Plaintiffs have used a 70% rate (midway between 80% and 60%).  Accordingly, multiplying $3.32 million by 70% gives a value for the Company's interest of $2.33 million.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 12 of 31 Pages

Proxy Falsely States the Value of the Company's Real Estate Investments
A. Value of Bishop Power Ltd. Misrepresented

                103.         The proxy falsely states that the estimated liquidation value of the Company's real estate interests owned through its 81% interest in Bishop Powers Ltd., of which the Company is also the general partner, are approximately $453,811 (Proxy at 16), when in fact the more reasonable estimate of liquidation value of these real estate investments is $5.3 million and possibly more.

104. The Proxy states that "Bishop Powers currently owns approximately two acres of developed and 16 acres of undeveloped land that it is holding for future sale." Proxy p. 17.

                105.         However, the Proxy omits the material facts that (1) in "prior fiscal years", the Company sold four out of five lots in a 4.62 acre portion of real estate adjacent to the area still owned by Bishop Powers for $1,326,600, and (2) in May 2003, the Company sold a 50,000 square foot (or 1.15 acres, an acre is 43,560 square feet) lot for "net proceeds of $545,900."  2004 Bishop 10-KSB/A p. 10.  The Company has omitted to tell its shareholders, including Plaintiffs, what was subtracted from the proceeds to yield these net proceeds.

                106.         The May 2003 sale of 1.15 acres for $545,900 (or $474,696 per acre), or $442,179 for the Company's 81% interest in the property, clearly demonstrates that the Company's 81% interest in the remaining 18 acres which are situated in the same area are worth far in excess of the Company's false estimate of $453,811.  On October 10, 2004, 19 days before the Individual Defendants caused the Company to file its final proxy statement with the SEC, Bishop Powers entered into a contract to sell 28,500 square feet [equal to .65 acres] of its real property at $16 per square foot, or a total of $456,000.

107. The Company not only failed to inform shareholders of this sale in the final Proxy but also failed to file a Current Report on Form 8-K disclosing this material contract.

                108.         The contract to sell the .65 acres was material because its sale price of $456,000 represented a value to Bishop Capital of $369,360 (81% of $456,000).  This $369,360 value was material because it represented over 80% of the Company's disclosed value of its interest in the entire 18 acres which it valued at $453,811.  Because the .65 acres equaled less than 4% of the 18 acres of the land valued by the Company, but sold for more than 80% of the Company's valuation of the entire 18 acres, its high sale price was extremely material and clearly demonstrated that the Company's valuation was false.

                109.         Because the Company and the Individual Defendants misrepresented the value of the property and did not base their valuation on any appraisal, Plaintiffs retained Rob Myers of Myers Company, a Colorado Certified General Appraiser, to appraise as of February 11, 2005 the 10.68 acres of real property owned by the Company at the Crossing at Palmer Park in Colorado Springs, Colorado and 7.4 acres of real property owned by the Company at Creekside Center in Colorado Springs, Colorado.

                110.         Mr. Myers, a Nationally Certified Instructor for Uniform Standards of Appraisal Practice, appraised the former land at $3.200 million and the latter at $2.975 million.  In addition, the Company's recent sales contract gives the additional 28,500 square foot plot [equal to .65 acres] a value of $425,750 net of sales costs.  Accordingly, the value of the land for sale in Colorado Springs is valued at $6.601 million; the Company's 81% interest works out to be $5.347 million or $5.52 per share.

                111.         The facts demonstrate that the Company knew the true value of the property.  The May 2003 sale and the October 10, 2004 sales contract clearly show how the Company intentionally understated the value of its property to its shareholders.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 13 of 31 Pages

                112.         In addition, the Company retained a real estate broker, NAI Highland to market the 6.96 acres owned by Bishop Powers at the Crossing at Palmer Park for $9.00 to $14.50 per square foot and 7.408 acres at Creekside Center for $8.50 to $14.00 per square foot.  See NAI Highland advertisement.

                113.         This works out to between $2.729 million and $4.396 million for the Crossing at Palmer Creek property (6.96 acres) and between $2.743 million and $4.518 million for the Creekside Center property (7.408 acres).

                114.         Furthermore, Bishop Powers owns an additional 3.632 acres in this same area.  If these 3.632 acres were valued at the same valuations as the other properties, it would represent an additional $1.340 million (at $8.50 per square foot) to $2.286 million (at $14.50 per square foot).  Clearly, Mr. Myers appraisal is at the low end of valuations based upon the Company's proposed sales prices.

115. Even if the Defendants could somehow claim not to have known how much the land was worth, they could have had an appraisal done. Plaintiff's appraisal cost all of $7,000.

                116.         Defendants did not have an appraisal done because they knew how valuable the Company's interest in the land was and Defendants did not want to disclose this to Plaintiffs and all of the Company's unaffiliated shareholders.

B. Value of Creekside Apartments, LLLP Misrepresented

                117.         The Proxy falsely states that the estimated value of the Company's 64.152% interest in the Creekside Apartments LLLP limited partnership is negative $259,200, the amount that Bishop Capital may have to invest in the partnership, when in fact the actual value of this interest is unknown to Plaintiffs due to the Defendants intentionally omitting information that would permit Plaintiffs to calculate its value.

                118.         In any event, the value  would never be less than zero as Bishop Capital's investment obligations appear to be non-recourse and thus if the interest is in fact worth zero, then there would be no reason to make the additional $259,200 investment.

                119.         The Proxy falsely states that "[b]ased on (i) the anticipated additional advances that may be required, (ii) the recent decline in the apartment occupancy rate, and (iii) the net loss of $1,145,000 for the year ended December 31, 2003, Company's interest in the partnership is not currently marketable." Proxy p. 18.

120. The proxy continues, "[t]herefore, the estimated liquidation value of the partnership interest [in Creekside Apartments LLP] is its book value of ($259,200)." Proxy p. 18.

                121.         Even if the Company were to have to fund its maximum commitment to Creekside Apartments LLP of $259,200, placing a negative $259,000 value on the Company's 64.152% limited partnership interest assumes that there is no value whatsoever in the project, which consists of 20 acres of land valued at $1,600,000 in October of 1998 before anything was built.

                122.         Even if the Company were to have to fund its maximum commitment to Creekside Apartments LLP of $259,200, placing a negative $259,000 value on the Company's 64.152% limited partnership interest assumes that there is no value whatsoever in the project, which consists of 20 acres of land valued at $1,600,000 in October of 1998 before anything was built.

                123.         As of February 14, 2005, the latest date for which the Company has provided unit rentals, the apartment complex had tenants in 312 units.  2004 Bishop 10-KSB/A pps. 3 and 12.  Bishop 12/31/04 10-QSB p. 8.

                124.         Recent facts have borne out Plaintiffs' contention as the Company reported in its Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2004, that  the Company advanced $215,000 to the Creekside Apartments. Bishop 12/31/04 10-QSB p. 8.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 14 of 31 Pages

                125.         Although the Company disclosed in its Proxy that Creekside Apartments LLLP lost $1,145,000 in the year ended December 31, 2003, it is unclear given the occupancy and rental charge statistics how it has lost money.   Much of this "loss" is depreciation - a non-cash charge and a benefit as it will allow the Company to offset taxable income.

                126.         However, once again, the Company has omitted material information in the proxy statement and its other public filings regarding this investment that would permit Plaintiffs to figure out the value of the Company's investment in Creekside Apartments.  The Company failed to make footnote disclosure of the project's financial statements as is customary.  Moreover, as of March 7, 2005, the website for Creekside Apartments (http://www.creeksideatpalmerpark.com/complexPage.asp) indicates that there are only seven out of the 328 apartments currently vacant.

                127.         Thus, Creekside Apartment's own website highlights the Company's false statement in its Proxy that there has been a "recent decline in the apartment occupancy rate." Accordingly, the value of this asset has been materially understated by the Company.

                128.         In addition, the Company admits that the value of the land owned by Creekside Apartments, LLLP has increased vastly since when the Company purchased it.  "The Company was required to contribute the [20 acres of] land valued [in October 1998] at $1,600,000 (costing approximately $58,800) for an 80% limited partner interest [in Creekside Apartments]" "for the construction of the apartment complex and a public road."  2004 Bishop 10-KSB/A pps. 3 and F-12.

                129.         Thus the Company itself admits that the full 20 acres was worth $1,600,000 in October 1998, but now falsely states without justification or any rational basis that the land and the apartment complex now built on the land are worth less than nothing.

                130.         Furthermore, "[i]n December 2003 the partners agreed to assign a 1% partnership interest to the general contractor for the project in exchange for relief from construction cost overruns on Creekside Apartments." Bishop Form 10-KSB p. 12.

                131.         Accordingly, the general contractor, who works in the Colorado Springs area and likely knows the value of real estate, was willing to take an interest in the property, so clearly he thought that there was value last December.

132. Also, there has been no disclosure about potential foreclosure or acceleration of the mortgage, thus Plaintiffs do not believe that the project is in any danger.

133. Further, the Company advanced $215,000 – which one would not expect if the project were in trouble.

                134.         Moreover, these 20 acres of land are adjacent to the land discussed above for which there is a pending sales contract at $16 per square foot.  At such a value, (20 acres = 871,200 square feet x $16 per square foot), the value of this parcel of land without any of its improvements would be $13.9 million.

                135.         Thus Defendants have intentionally concealed the true cash flow underlying the Creekside investment to prevent Plaintiffs from deriving a fair value of the investment and have instead unfairly valued the significant investment at a negative amount significantly below book value.

C. Value of Idlewild Misrepresented

                136.         The Defendants have concealed and omitted from the proxy statement the nature of the Company's investment, the true value and other material terms of its investment in Idlewild LLC.  Defendants have caused the Company to disclose simply that Idlewild's only material asset is a 1.5% membership interest in 22 acres of improved but undeveloped land in Winter Park, Colorado that was purchased in November 2002 for $2.7 million.

SCHEDULE 13D
CUSIP No. 09141T 10 7		Page 15 of 31 Pages

137. The Company records the investment in Idlewild at its cost of $50,000. Proxy at 18.

                138.         Accordingly, the Company's 1.5% interest represents 14,375 square feet or approximately one-third of an acre.  The value of land and the location within Winter Park, as well as other material facts that would affect the value of the property, such as zoning, proximity to developed land within Winter Park, are unknown to Plaintiffs.

Company Misrepresents Market for Stock and Omits Material Stock Trading Information

139. The Proxy materially omits recent trading data and misrepresents the market for the Company's shares.

                140.         The Proxy lists the high and low closing price of the Company's common stock during the quarters ended from 6/30/02 through 12/24/03 but fails to list the information in the recent or prior quarters.  Proxy at 13.

                141.         Subsequently, the common stock has traded as high as $2.25 per share. In addition, the Company omitted information it had previously disclosed in its Annual Report on Form 10-KSB for the year ended March 31, 2002 (p. 11), wherein it listed the following for Bishop Capital stock prices:

Quarter Ended	High Bid	Low Bid

3/31/00	.750	.625
6/30/00	1.375	.660
9/30/00	1.375	.625
12/31/00	1.025	.665

3/31/01	1.750	.665
6/30/01	1.350	.640
9/30/01	1.150	1.060
12/31/01	1.250	1.060

3/31/02	1.250	.550

142. Thus, outside of the short period cherry-picked by the Defendants, the stock frequently traded in excess of its supposed $1.00 historical price.

                143.         The proxy also states that "the Board considered historical market price as the most appropriate measure of value for fractional shares…."  Proxy at 14.  The proxy also admits that "[t]he Company did not timely file its Annual Report on Form 10-KSB for fiscal year ended March 31, 2003 and Quarterly Report on Form 10-QSB for the three months ended June 30, 2003 and was relegated to the Pink Sheets" and states that only 17,800 shares traded for the 9-month period ending December 31, 2003.   Proxy at 14.

144. Company must disclose this fact to prevent them from benefiting from a thin market caused by its own negligence through a low share price offered for fractional shares.

                145.         In addition, trading during the six-month period ending June 30, 2004 was 55,200 shares, over three times the nine-month amount trumpeted by the Company in the Proxy in only two-thirds of the time.  Proxy at 14.  Thus, trading was beginning to recover after the Company finally filed its late Annual Report on Form 10-KSB for fiscal year ended March 31, 2003 and Quarterly Report on Form 10-QSB for the three months ended June 30, 2003, in August and September of 2003, respectively.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 16 of 31 Pages

                146.         The Proxy falsely states that "no market maker has applied to the OTC Bulletin Board to make a market in the Company's common stock on the OTC Bulletin Board.  There is no established trading market for the Company's common stock except for sporadic quotations." Proxy 14.

                147.         Contrary to the Proxy Statement, on October 22, 2004, for example, there were eight different market makers on the bid side of the market willing to buy from 500 to 5,000 shares of the Company's common stock and seven different market makers on the ask side of the market willing to sell up to 500 shares of stock.  Thus, the Company's premise that there is currently no market for the stock is completely false and not supported by the facts.

148. The Proxy states: The Company determined that historical market price together with a premium was the most appropriate basis to value its shares for the purposes of the transaction. Proxy at 13.

                149.         Yet the Company selected as part of the "historical market price" a period when through the Company's own negligence, it had caused its stock to be delisted.  The Company  declined to include as part of its historical market prices prior periods with higher prices and subsequent periods when interest picked up for the stock.  As shown above, prior and subsequent to the period selected, the stock frequently traded at in excess of $1.00.  Thus, the Company's "historical market price" is false and without basis.

                150.         Accordingly, valuing its shares on a premium to this false amount is also without basis.  Furthermore, the Company's determination to base the value of payment to shareholders for their fractional shares on historical market price, in a Company where the insiders own 37.7% of the stock is without rational basis.

Proxy Falsely States that No Appraisals Have Been Performed

                151.         The Proxy falsely states that "[t]he Company has not had an appraisal performed on [its assets other than cash and marketable securities]."  Proxy at 16.  However, the Proxy also states that the Company determined not to do a spin-off because "The Company's tax advisor advised that the spin-off would create tax liability to the Company and its shareholders."  Proxy at 8.  For the Company's tax advisors to conclude that there would be a tax liability (1) they must have had a valuation of assets to work from and (2) the valuation must be greater than book value or there would be no liability.  It is materially misleading for the Company to possess appraised or estimated valuations of its assets, to state that no appraisal has been done and then not to disclose the results of the valuations to shareholders in the Proxy Statement.

                152.         In addition, since the Company is offering to pay fractional shareholders a discount to book value, it is material for the Company to disclose to shareholders that the Company believes based on its own appraisals or valuations that the Company is worth more than book value.

                153.         In addition, the Proxy states:

                From 1999 through 2002, the Company worked with five parties, including an outside consultant and                 industry contacts, for the sale of Company assets. Certain of these parties assisted the Company in                 attempting to sell all of its assets, while others assisted in attempting to sell the Company's real estate                 assets. The Company paid the outside consultant, Nash and Associates of Denver, Colorado, $12,000 to                 prepare marketing materials and to identify prospects to purchase the Colorado Springs property. None of                 the Company's attempts to liquidate the Company and/or its assets were successful.

Proxy at p. 16.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 17 of 31 Pages

                154.         It is inconceivable that the Company had no appraisals or estimates of the value of its assets.  How could it market its assets if it did not know their values?  It is a material omission for the Company not to disclose the values estimated for its assets during its marketing campaign, especially here where they are so much greater than book value.

The Company Misrepresented the Effect of Commissions on Shareholders

                155.         he Proxy falsely states that "The Board concluded that any potential inequity to cashed out shareholders from this aspect of the transaction is mitigated by the Company paying all costs of the transaction and that the cashed out shareholders do not have to pay brokerage commissions, which could amount up to $50 per transaction."  Proxy at 15.

                156.         The Board assumes that shareholders would have to pay $50 per transaction on a sale of 55 or fewer shares.  However, it would be grossly excessive and possibly illegal for a broker to charge in excess of $20 on a trade of 55 or fewer shares.

                157.         Even assuming a $50 commission on a trade of 109 shares (109 is the highest fractional amount to be remaining after the 110-1 share split), means, as the Board states, "the additional amount a cashed out shareholder with 109 shares would receive if the Company offered book value per share is $87.34 ($2.26 per share net book value, less $1.00 per share repurchase price, times 109 shares, less $50)."  Proxy at 15.

                158.         In other words, in the reverse stock split, a shareholder would receive $109 instead of $196.34 in a sale at book value.  In essence, the Board is saying that an 80% ($87.34 as a percentage of $109) premium on a shareholder's investment is insignificant.  This is a material misstatement.  With a more reasonable commission of $20, the premium of book value would be 108% ($2.26 times 109 shares = $246.34 less $109 repurchase price less $20 commission = $117.34).

                159.         The Board also states that "the additional amount a cashed out shareholder with 55 shares or less [approximately 1,260 shareholders of record have 55 shares or less] if the Company offered book value is $19.30 or less ($2.26 per share net book value, less $1.00 per share repurchase price, times 55 shares, less $50)."  Proxy at 15.  Of course, at 55 shares, $19.30 is a 28% premium and at a more reasonable commission of $20, the premium would be ($2.26 times 55 shares = $124.30 less $55 repurchase price less $20 commission) $49.30 or 90%.

                160.         Thus, the Proxy makes the material misrepresentation that there is no disadvantage to shareholders in being cashed out of their fractional holdings at $1.00 per share instead of selling at book value.  The statement is false and designed to fraudulently induce shareholders to agree to let their fractional shares be cashed out for $1, an amount significantly below their current book value of $2.16.

THE COMPANY FAILS TO HOLD ANNUAL SHAREHOLDER MEETING

                161.         The Company has registered its Common Stock, $0.01 par value per share, under Section 12(g) of the Exchange Act, pursuant to its Form 10-SB, as amended, filed with the Commission on April 28, 1997.

                162.         Since it became publicly traded in 1997, the Company, by its own admission, has violated both Article II of its own Bylaws and Wyoming law (17-16-701 of the Wyoming Business Corporation Act) which require annual shareholders meetings by failing to have such annual meetings.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 18 of 31 Pages

                163.         Accordingly, Individual Defendants entrenched themselves as Directors even prior to when they had effective voting control of the Company, by never giving shareholders an opportunity to vote for directors.

DEFENDANTS FAILED TO FILE SCHEDULE 13D UNTIL SUED BY PLAINTIFFS

                164.         Robert J. Thrailkill and the other Individual Defendants failed, individually, as well as part of a group, to file a Schedule 13D disclosing their ownership of more than five percent of the Common Stock of the Company until the filing of the Plaintiff's lawsuit and the holding of the Hearing.  The Proxy states: "The Company's officers and directors, which include all insiders and affiliates, as a group, own approximately 37.7% of the issued and outstanding shares of the Company's common stock."  Proxy at 2.

                165.         The Proxy continues, "[t]he Company's officers and directors intend to vote their shares in favor of the transaction."  Proxy at 2.  Accordingly, Defendants were required to file a Schedule 13D under federal law but failed to do so.  On January 11, 2005, 26 days after the Company held its Special Meeting of shareholders held on December 16, 2005, the Individual Defendants filed a Schedule 13D with the SEC, almost 8 years after it was due, as admitted by the Individual Defendants in their Schedule 13D (10 days after April 28, 1997 the due date admitted by Defendants on the front cover of their Schedule 13D).

                166.         However, the Schedule 13D was defective in that Item 4 in which Individual Defendants were required to disclose enumerated plans or proposals relating to the Company, the Individual Defendants failed to disclose that they would entrench themselves as Directors by failing to hold annual shareholders meetings and effect a "creeping change of control" by issuing themselves massive quantities of stock as a percentage of the number of shares outstanding at below market prices and thereby gain effective, and in the future actual control of the Company.

                167.         Moreover, Plaintiffs believe that there are additional undisclosed persons who may be parties to a group with the Individual Defendants who had agreements or understandings to assist the Individual Defendants in taking control of the Company.  Furthermore, because the Individual Defendants delayed until after the Special Meeting to file the required Schedule 13D – defective though it was – shareholders were deprived of even the insufficient disclosure at the time of the vote on the reverse stock split.

                168.         As discussed above, up to $22,200 of stock may have been issued to other employees and $32,000 of stock was issued for legal services.  If shares were issued to other employees, these employees are part of the 13D and must disclose their positions as part of the 13D group.  A lawyer's duty is to his client.

                169.         It is inconceivable that a lawyer could provide legal services to effect the Transaction, receive the Company's stock as payment for such services and not be part of a group acting with respect to the voting of the shares in favor of the Transaction.  To do so would be to oppose a client's interest.  Accordingly, the recipient of the shares for providing legal services is a part of the 13D group and must disclose his position.

THE COMPANY'S DIRECTORS IN BREACH OF THEIR DUTIES AND OUTSIDE THEIR AUTHORIZED POWERS HAVE ISSUED SIGNIFICANT NUMBERS OF COMPANY SHARESE TO THEMSELVES AND EFFECTED A CREEPING CHANGE OF CONTROL OF THE COMPANY

                170.         Over the recent years, the Company has issued to Robert E. Thrailkill, Sherry L. Moore and Robert J. Thrailkill, the Company's current Directors, and John A. Alsko, a former officer and director at least 203,750 shares (no Form 4 filing was made to indicate the Mr. Alsko was no longer an officer or Director; however he no longer appears in the Company's Annual Reports on Form 10-KSB).  These 203,750 shares represent 21.0% of the 969,127 shares outstanding and 56% of the holdings of the disclosed 13D group.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 19 of 31 Pages

                171.         Since 1997 when the Company became a public company, the Company has issued 146,250 shares to Robert E. Thrailkill (although these issuances were originally disclosed to the SEC as 120,000 shares at $.01, and 20,000 shares at $.10, following Individual Defendants "Revisionist History Day" on January 13, 2005, the amounts became 120,000 at $.10 per share, 20,000 at $.76 per share and 6,250 at $1.00 per share – the 6,250 having previously disclosed as a purchase); 27,500 shares to Robert J. Thrailkill (originally disclosed as 20,000 at $.01 and 7,500 at $.10 and then amended to 22,500 at $.10 per share and 5,000 shares at $.76 per share); at least 20,000 and possibly an additional 5,069 shares to  Sherry L. Moore (originally 20,000 at $.01 and 5,069 at an unknown price per share because no Form 4 filing was made and amended to 15,000 at $.10, 5,000 at $.76 and 5,069 at an unknown price); and 10,000 to John A. Alkso at $.10.  See Exhibit A.

                172.         The Proxy discloses that as of November 5, 2004, the record date for the shareholders meeting, there were 969,127 shares of common stock outstanding.  The Company's Quarterly Report on Form 10-QSB for the Quarter ended June 30, 2004 disclosed that as of August 12, 2004, there were 897,022 shares of common stock outstanding.  Accordingly, during that 12 week period, the Company issued 72,105 shares of common stock, or 7.5% of the number of shares outstanding.

                173.         Through filings of Forms 4, the Company has disclosed that on September 29, 2004, the Company issued 20,000 shares to Robert E. Thrailkill, 5,000 shares to Robert J. Thrailkill and 5,000 shares were issued to Sherry L. Moore, each Directors of the Company, initially disclosed at $0.01 per share, but subsequently revised to $.76 per share, or $22,800 in total.  See Exhibit A.  Put differently, given the estimated value of the Company's stock of at least $9.32 per share immediately prior to the latest issuances, the Company issued stock worth at least $279,600 to its Directors for $22,800.

                174.         Company disclosure does not disclose to whom or at what price the remaining 42,105 shares were issued, although $32,000 of shares were issued for legal services, although the actual number of shares is not disclosed.

                175.         It is unknown if Mr. Alkso's awards were also increased in price because, apparently, he is no longer an officer of the Company and accordingly, no longer required to file Form 4s disclosing acquisition and divestments of the Company's securities.

                176.         addition, the Company disclosure does not indicate how many other shares were acquired in this manner for nominal consideration because the first Form 4 filings made by (1) Robert E. Thrailkill indicates prior ownership of 73,720 shares, (2) Robert J. Thrailkill indicates prior ownership of 15,938 shares, (3) Sherry L. Moore indicates prior ownership of 5,625 shares and (4) John A. Alsko indicates 19,563, all of which may have been granted by the Company for nominal consideration.

                177.         Also, the Form 4 filing by Sherry L. Moore on 11/22/02 indicates she owned 20,625 shares but the next filing by Sherry L. Moore on 9/29/04 indicates she owned 30,694 but the grant disclosed by the Form 4 was only for 5,000 shares; accordingly, there is an additional acquisition by Sherry L. Moore of 5,069 shares which was not disclosed and the consideration for which is unknown.

                178.         Under Wyoming law, a Director of a corporation is required to act "in good faith."  Wyoming Business Corporation Act W.S. Section 17-16-830.  It is bad enough for the Company's Directors not to disclose to shareholders material information or to make misleading disclosure regarding the value of the Company's assets; however, when the Directors of a corporation are issuing shares to themselves, there is so much greater the obligation to ascertain the value of the shares, as with each issuance, they dilute each outside shareholder's interest.

                179.         Since the Company was spun-off from AROC in 1997, when Robert E. Thrailkill disclosed that he owned 78,720 shares, or 7.8% of the shares outstanding, insiders issued themselves at least 203,750 shares, or 21% of the shares outstanding, giving them effective control of the Company.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 20 of 31 Pages

                180.         These actions, along with never holding shareholders meetings allowed the Individual Defendants to entrench themselves and gain control of the Company.  The value of what insiders have taken for themselves can be seen by calculating the value of shareholders shares had these 203,750 shares not been issued.  Rather than $9.32, the value of each share would be $10.92.

                181.         Throughout the Proxy, the Company refers to the liquidation value of the Company.  Yet, the Board of Directors itself admitted that liquidation value is an inappropriate way of valuing the Company:

                The Board concluded that the liquidation value of the Company's assets was not an appropriate analysis as                 it was not the intent of the Board to liquidate the Company.

Proxy at 16.

                182.         The Board is entirely correct in this statement but ought to have focused on valuing the Company on a going concern basis, for purposes of valuing fractional shares.  The Board's focus in the Proxy on liquidation value instead of going concern value is misleading as it implies that liquidation value is the proper measure when it is really going concern value, as the Company will continue as a going concern following the Transaction.  Moreover, not to disclose going concern value when it is so much greater than the Company's purported "liquidation value" is a material omission.

FAILURE TO RESPOND TO DEMAND FOR INSPECTION OF RECORDS BY FIVE PERCENT SHAREHOLDER UNDER WYOMING BUSINESS CORPORATION ACT WYO. STAT. ANN. SECTION 17-16-1602

183. On or about December 3, 2004, Plaintiff Ravenswood delivered by facsimile followed by overnight courier a demand for records under W.S. Section 17-16-1602 of the Wyoming Business Corporation Act.

                184.         The statute permits a shareholder who had been a shareholder for at least six months and who held of record at least five percent of the outstanding shares of the Company to copy and inspect, inter alia, Board of Directors and any Board committee minutes, accounting records and a record of shareholders upon five (5) business days notice.  The statute requires that (a) the shareholder make a demand in good faith and for a proper purpose, (b) the shareholder describe with reasonable particularity his purpose and the records he desires to inspect; and the records are directly connected with his purpose.

                185.         At the time of delivery of the demand, Plaintiff Ravenswood was a shareholder for more than six months and held five percent of the shares.  Under Wyoming Business Corporation Act W.S. Section 17-16-1602(f), "'shareholder' includes a beneficial owner whose shares are held in a voting trust or by a nominee on his behalf."  Plaintiff Ravenswood had and alleged proper business purposes, namely (i) to determine the actual value of shares of Common Stock of the Company, (ii) to determine whether proper tax and accounting provisions had been made in connection with what was then thought to be 202,569 shares (now believed to be no less than 203,750 shares) issued by the Company to its officers and Directors, (iii) investigate mismanagement, waste of corporate assets and self-dealing by incumbent executive officers and directors of the Company and (iv) to investigate the existence of false and misleading statements and material omissions in the Company's Proxy Statement.

                186.         Plaintiff Ravenswood described particularly, (a) financial statements of the Company and its subsidiaries for specified periods, (b) accounting records consisting of accountants work papers, memoranda, reports, correspondence, emails and other communications of the Company and its subsidiaries relating to specified matters, (c) accounting records consisting of cash receipts and disbursement journals, check registers, bank statements, cancelled checks and wire transfer authorizations between the Company and its subsidiaries and (d) specified minutes of the Board of Directors and committees thereof of the Company and its subsidiaries.

                187.         Although Plaintiff Ravenswood requested that the Company contact Plaintiff Ravenswood to arrange a time to view the enumerated material or provide Ravenswood with copies of the enumerated materials, at the Company's choice, the Company failed to contact Plaintiff Ravenswood or its counsel and has failed to produce the requested documents.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 21 of 31 Pages

DAMAGE AND NEED FOR INJUNCTION

                188.         Plaintiffs will suffer imminent and irreparable harm if Defendants are permitted to let the shareholders' vote, procured by the false and misleading proxy statement, Schedule 13e-3 Transaction Statement and documents filed with the SEC only after the special meeting of shareholders described above, stand, and will suffer imminent and irreparable harm if the Company is permitted to effect the reverse stock split and deregister the stock.

                189.         If the Company is permitted to effect the reverse stock split, such will cause the share float to diminish significantly.  Generally, the float in the publicly traded shares of companies that do significant stock splits and stop publicly reporting decreases markedly  thereby preventing the Company's shares from being able to be actively traded and likely resulting in larger spreads between the bid and ask price. This will likely result in larger commissions being paid to broker-dealers and market makers in the event that Plaintiffs wish to sell or purchase more of Bishop Capitol common stock.  In other words, the Board of Directors is ignoring and accepting the risk for all outside shareholders of a great diminishment of their economic value for their shares.  In addition to their being less of an available market for the shares, the lack of publicly available information that will be available following deregistration of the Bishop Capital common stock will likely cause bid quotes, when available, to fall precipitously, causing Plaintiffs to suffer losses when they sell their shares.

                190.         If the Company is permitted to effect the reverse stock split, the Company will "go private and end its obligations to file periodic reports, such as quarterly and annual reports and to make other filings with the Securities and Exchange Commission."  Proxy at 2.

                191.         It appears that the Directors are seeking to end the Company's reporting obligations in order to conceal their wrongdoing and their intent to take over the company and/or its assets and in order to avoid the Williams Act disclosure requirements that are designed to protect shareholders.

                192.         Given the Company's and its Directors' casual attitude towards making its and their required filings and other corporate formalities, such as its failure to hold annual shareholders meeting in violation of Wyoming state law and delaying for almost 8 years the filing of a Schedule 13D with the SEC, there can be no doubt that owning shares in a company where such disclosure is no longer available to the shareholder would greatly devalue the Plaintiffs' shares.

                193.         In addition, pursuant to the false and misleading proxy statement described above, "If the reverse stock split and repurchase of fractional shares is approved by the shareholders and implemented, each share of existing $.01 par value common stock will be reduced to 1/110 of a share of .01 par value common stock .  .  . [F]ractional shares will be purchased from holders at a rate of $1.00 per whole share of pre-split common stock. "  Proxy at 3.  Thus, Plaintiffs and other shareholders will be stripped of a portion of their equity in the company and have no right to dividends, voting rights or any other rights as a stock holder.

                194.         Finally, the Plaintiffs and other shareholders owning fractional amounts of stock which will be turned into cash payment following voting on the false and misleading proxy statement may and will incur capital gains or losses as defined by the Federal tax laws without any apparent ability to control by vote or other means, incurring such capital gain or loss.

                195.         Plaintiffs have each purchased shares of Bishop Capital in reliance on Bishop Capital's false public filings and have suffered damages as a result.   Plaintiffs in purchasing their shares did not bargain for an investment in a company with corrupt management that intended to take control of the Company by issuing themselves material amounts of stock at below market prices and subsequently cause the Company to cease public reporting so that they could secretly and in breach of their duties and without corporate formalities convert corporate assets to their own personal possession.

DERIVATIVE ALLEGATIONS

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 22 of 31 Pages

                196.         Plaintiffs have each purchased shares of Bishop Capital in reliance on Bishop Capital's false public filings and have suffered damages as a result.   Plaintiffs in purchasing their shares did not bargain for an investment in a company with corrupt management that intended to take control of the Company by issuing themselves material amounts of stock at below market prices and subsequently cause the Company to cease public reporting so that they could secretly and in breach of their duties and without corporate formalities convert corporate assets to their own personal possession.

197. Plaintiffs will fairly and adequately represent the interests of the Company in enforcing and prosecuting its rights.

198. This action is brought to remedy violations of applicable federal, state, and state common law.

                199.         Any demand on the Company's board of directors to institute this action would be a futile and useless act for the following reasons:

                (A)          the Board participated in the wrongful acts at issue, or the wrongful acts at issue are the direct and proximate result of their intentional, bad faith and/or grossly negligent failure to adequately inform themselves as to the Company's affairs and to institute adequate systems of internal controls and supervision to prevent the Company's false and misleading statements and improper conduct;
                (B)           the wrongful acts at issue are flagrant and egregious, were taken in bad faith, and will cause a substantial risk of personal liability to the Board, and the Board cannot make an independent and objective decision as to prosecute the action because they would never agree to the institution of legal proceedings against themselves;
                (C)           All of the directors have long known of the wrongful acts at issue and did nothing to remedy the harm to the Company;
                (D)          The wrongful acts at issue constitute violations of law, including criminal law, and breaches of  the fiduciary duties of the Board, and these acts are thus not subject to the business judgment rule.  In addition, the acts complained of relate to the duty of candor imposed upon members of the Board, and, as such, are not subject to the business judgment rule;
                (E)           Certain of the known principal wrongdoers and beneficiaries of the wrongful acts at issue are in a position to control and do dominate and control the Board.  Thus, the Board could not and cannot exercise independent, objective judgment in determining whether to bring this action or to vigorously prosecute this action;                (F)           The directors of the Company cannot be relied upon to reach a truly independent and objective decision as to whether to commence and prosecute this action against themselves for the wrongful acts at issue, because that would require them to sue themselves and their fellow or current or former directors and allies in the top ranks of the Company.  Many of the directors have developed personal ties with other directors.  Bringing this action would prejudice and harm those relationships, and, as a consequence, the directors have an inherent bias against bringing or vigorously prosecuting this action;
                (G)           The directors receive payments, benefits, and other emoluments by virtue of their membership on the Board and their control of Bishop Capital.  They have thus benefited from the wrongdoing herein alleged and have engaged in such conduct to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action;
                (H)          All of the directors have long known of the wrongful acts at issue and have done nothing cognizable or tangible to remedy the harm to the Company.

FIRST CLAIM FOR RELIEF
Violations of Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9

200. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 23 of 31 Pages

                201.         Section 14(a) of the Securities Exchange Act of 1934 provides:

                It shall be unlawful for any person, by the use of mails or by any means or instrumentality of interstate                 commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules                 and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for                 the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or                 authorization in respect of any security (other than an exempted security) registered pursuant to Section 78l                 of this title.

15 U.S.C. Section 78n.

                202.         Rule 14a-9 provides, in relevant part:

                No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy,                 notice of meeting or other communication, written or oral, containing any statement which, at the time and                 in the light of the circumstances under which it is made, is false or misleading with respect to a material                 fact, or which omits to state any material fact necessary in order to make the statements therein not false or                 misleading or necessary to correct any statement in any earlier communication with respect to the                 solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

17 CFR Section 240.14a-9.

                203.         Defendants violated Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 thereunder by filing with the SEC and distributing to Plaintiffs the Proxy Statement which misrepresented and omitted to state material information necessary to make the statements made therein not misleading in light of the circumstances under which they were made.

                204.         This claim is asserted by Plaintiffs against all the Defendants and is based on Section 14 of the Exchange Act, 15 U.S.C. 78(n), and the Rules thereunder including Rule 14(a)-9, 17 C.F.R. Section 240.14a-9.

                205.         Defendants knew, or were reckless or negligent in not knowing that the Proxy Statement contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

                206.         a result, Plaintiffs will suffer imminent harm since they and other shareholders of Bishop Capital will have been denied the opportunity to make an informed decision on the reverse stock split and have sustained and will sustain damages as a result.

                207.         As a direct and proximate result of the Defendants' wrongful conduct, Plaintiffs have suffered damage and will suffer irreversible harm in the event that the Defendants are permitted to go forward with the reverse stock split procured by the shareholder vote obtained by their false and misleading Proxy Statement.

208. Plaintiffs bring this cause of action individually and derivatively on behalf of the Company.

SECOND CLAIM FOR RELIEF
Violations of 15 U.S.C. Section 78(m) and 17 C.F.R. Section 240.13e-3

209. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

210. By the aforesaid fraudulent actions and false statements, Defendants have violated 15 U.S.C. Section 78(m) and 17 C.F.R. Section 240.13e-3.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 24 of 31 Pages

                211.         Rule 13e-3, 17 C.F.R. Section 240.13e-3(a)(3)(i)(B), in relevant part states:

                It shall be a fraudulent, deceptive or manipulative act or practice, in connection with a Rule 13e-3                 transaction, for an issuer .  .  . or an affiliate of such issuer, directly or indirectly (i) to employ any device,                 scheme or artifice to defraud any person; (ii) to make any untrue statement of a material fact or to omit to                 state a material fact necessary in order to make the statements made, in light of the circumstances under                 which they were made, not misleading; or (iii) to engage in any act, practice or course of business which                 operates or would operate as a fraud or deceit upon any person.

                212.         As a direct and proximate result of the Defendants' wrongful conduct, Plaintiffs have suffered damage and will suffer irreversible harm in the event that the Defendants are permitted to go forward with the shareholder vote by means of their false and misleading Proxy Statement.

213. Plaintiffs bring this cause of action individually and derivatively on behalf of the Company.

THIRD CLIAM FOR RELIEF
Violations of Section 13(d) of the Securities Exchange Act of 1934

214. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

215. Plaintiffs bring this cause of action individually and derivatively on behalf of the Company.

                216.         The Individual Defendants violated Section 13(d) of the Exchange Act by failing to file an accurate and complete Schedule 13D required under Section 13(d), 15 U.S.C. Section 78m(d), applicable to a group of persons who in the aggregate acquired more than 5% of Bishop's common stock with an agreement or understanding with respect to investing or voting the shares.

FOURTH CLAIM OF RELIEF
Individual Action under Section 10 of the Securities Exchange Act of 1934

217. Plaintiffs reallege as set forth above in full the allegations contained in the preceding paragraphs.

218. This count is asserted against all defendants and is based upon Section 10(b) of the 1934 Act, 15 U.S.C. Section 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

                219.         Defendants, singly and in concert, directly and indirectly, engaged in a common plan, scheme and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices, and courses of business which operated as a fraud and deceit upon Plaintiffs, and made various deceptive and untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, to Plaintiffs.  The purpose and effect of said scheme, plan, and unlawful course of conduct was to induce Plaintiffs and other stockholders to vote in favor of the Transaction and thereby sell their shares to the Company at less than fair value.

                220.         Defendants, pursuant to said scheme, plan, and unlawful course of conduct, knowingly and recklessly issued, caused to be issued, and participated in the preparation and issuance of deceptive and materially false and misleading statements to the investing public which were contained in or omitted from various documents and other statements, as particularized above.

                221.         Defendants each knew and intended to deceive Plaintiffs, or in the alternative, acted with reckless disregard for the truth when they failed to disclose or cause the disclosure of the true facts to Plaintiffs.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 25 of 31 Pages

                222.         As a result of the fraud, Plaintiffs will be damaged because they will be induced by the reverse stock split to sell their post-split Bishop Capital fractional shares to the Company for $1.00 when the concealed value of these shares is in fact at least $9.32, and because the value of their whole post-split shares in the public market will likely fall after the Company stops publicly reporting.

                223.         By reason of the foregoing, defendants, directly or indirectly, violated the Exchange Act and Rule 10b-5 promulgated thereunder in that they:

                (a)           employed devices, schemes, and artifices to defraud;
                (b)           made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or
                (c)           engaged in acts, practices, and a course of business which operated as a fraud and deceit and a scheme to defraud upon Plaintiffs in connection with its purchases of Bishop Capital stock during the period of the fraud.

FIFTH CLAIM FOR RELIEF
Liability under 15 U.S.C. Section 78r

224. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

225. Defendants are liable pursuant to 15 U.S.C. Section 78(r) to Plaintiffs for the damages suffered by Plaintiffs as a result of their false and misleading filings with the SEC as described above.

SIXTH CLAIM FOR RELIEF
Against the Individual Defendants for Violation of Section 20(a) of the Securities Exchange Act of 1934

226. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

                227.         The Individual Defendants, by virtue of their offices and specific acts described above, were, at the time of the wrongs alleged herein, controlling persons of Bishop Capital within the meaning of Section 20(a) of the Exchange Act.

228. The Individual Defendants had the power and influence and exercised the same to cause Bishop Capital to engage in the illegal conduct and practices complained of herein.

                229.         By reason of the conduct alleged in the claims of the Complaint, the Individual Defendants are liable for the aforesaid wrongful conduct and are liable to Plaintiffs for the substantial damages which Plaintiffs have suffered as a result of Defendants' illegal and fraudulent conduct.

230. Plaintiffs bring this cause of action individually and derivatively on behalf of the Company.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 26 of 31 Pages

SEVENTH CLAIM FOR RELIEF
Common Law Fraud and Violation of Wyoming Business Corporations Act
Wyo. Stat. Ann. Section 17-4-01

231. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

232. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

EIGHTH CLAIM FOR RELIEF
Breach of Fiduciary Duty and Violation of Wyoming Business Corporations Act
Wyo. Stat. Ann. Section 17-16-830

233. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein,

                234.         By virtue of their positions as directors, and where applicable, officers of Bishop Capital and/or their exercise of control and ownership over the business and corporate affairs of Bishop Capital, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Bishop Capital to engage in the acts complained of herein. Each Individual Defendant under the common law and under Wyoming Business Corporation Act 17-16-830 owed and owes Bishop Capital and its shareholders fiduciary obligations and were and are required by law, inter alia, to: (1) use their ability to control and manage Bishop Capital in a fair, just and equitable manner; (2) act in furtherance of the best interests of Bishop Capital and its shareholders; (3) act to maximize the value for all shareholders; (4) govern Bishop Capital in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests or the interests of the majority shareholder at the expense of Bishop Capital and its minority shareholders.

                235          Defendants have breached their fiduciary duties by, inter alia, (a) proposing a going private reverse stock split transaction that is not in the interest of the shareholders or the Company; (b) filing false statements with the SEC that, inter alia, grossly understate the value of Bishop Capital shares to induce shareholders to vote in favor of the Transaction, (c) failing to hold annual shareholders' meetings during the last seven years, in violation of 17-16-701 of the Wyoming Business Corporation Act and the Company's bylaws, (d) issuing themselves excessive amounts of the Company's common stock for nominal consideration, (e) effecting transactions that led to a transfer of control of Bishop Capital from the public shareholders to the Individual Defendants without holding an auction offering the control stock to the highest bidder and without taking any actions to ensure that the public shareholders received fair value for their controlling interest in Bishop Capital, (f) failing to properly disclose their share ownership and intent to entrench themselves as Directors as required pursuant to Section 13(d) of the Exchange Act, and (g) failing to file timely, accurate and complete required reports with the SEC as required by Sections 13(a) and 13(b) under the Exchange Act.  Each of these breaches of fiduciary duty are breaches in themselves and part of a scheme to entrench themselves as the directors and officers of the Company, which is a further breach of their fiduciary duties.

                236.         Each Defendant herein is sued individually and/or as a conspirator and aidor and abettor. The Individual Defendants are also sued in their capacity as directors of Bishop Capital. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 27 of 31 Pages

                237.         Recognizing the asset value of Bishop Capital, Defendants, being controlling shareholders, determined to usurp this value for themselves, denying Bishop Capital's minority and unaffiliated shareholders the opportunity to obtain fair value for their equity interest by proposing a reverse split, going private transaction in which fractional shareholders would be paid an  unfair price for their fractional shares.  Furthermore, unaffiliated shareholders who would keep their shares following the Transaction would be deprived of information regarding the Company following the deregistration of its common stock.  The lack of information will make it extremely difficult if not impossible for continuing shareholders to monitor management of the Company, including increases in managements' salaries, benefits and perks and transactions undertaken by the Company for its assets with related parties and the terms thereof, including the amounts received by the Company in connection therewith.

                238.         The Individual Defendants have failed to determine or to disclose the fair value of Bishop Capital as a public entity and have thereby allowed the price of Bishop Capital stock to fall below its fair value, depriving Plaintiffs the opportunity to realize any increase in the value of Bishop Capital shares.  Bishop Capital shareholders who are cashed out will be receiving significantly less than (a) the current stock price of Bishop Capital's stock, (b) the current book value of Bishop Capital's stock and (c) the underlying asset value of Bishop Capital's stock.

                239.         By proposing the going private transaction, Bishop Capital's board has initiated a process which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Transaction were not the result of a full and fair negotiation process or active market check. Rather, they were arrived at without a full and thorough investigation by the Individual Defendants and the price and process are unfair and inadequate from the standpoint of Bishop Capital's shareholders.

                240.         The Individual Defendants have failed to make an informed decision to date as they have failed to inform themselves of the value of the assets of the Company because the true value of Bishop Capital's assets has been misrepresented to the market.

                241.         The Individual Defendants have violated the fiduciary duties they owe to the shareholders of Bishop Capital. The terms of the Transaction, its timing, and defendants' failure to evaluate the value of Bishop Capital as an independent entity, demonstrate a clear absence of the exercise of due care and of loyalty to Bishop Capital's public shareholders.

                242.         The Individual Defendants fiduciary obligations under the circumstances of Bishop Capital's offer obligated them to:

(a)           Undertake an appropriate evaluation of Bishop Capital's fair value as a merger/acquisition candidate and as an independent entity;
(b)           Actively evaluate the Transaction in an attempt to determine a fair value for Bishop Capital's public shareholders;
(c)           Act independently so that the interests of Bishop Capital's public shareholders would be protected and enhanced; and
                (d)           Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests on the one hand, and their fiduciary obligations to maximize shareholder value, on the other hand, or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Bishop Capital's unaffiliated public shareholders.

243. The Individual Defendants have breached their fiduciary duties and statutory duties by reason of the acts and transactions complained of herein.

                244.         Plaintiffs have been and will be damaged in that they will be divested of their right to share in Bishop Capital's future growth and development, have been and will be prevented from obtaining a fair and adequate price for their shares of Bishop Capital common stock, and will be prevented from receiving public company disclosure which would permit them to monitor Defendants' actions and prevent Defendants' past misconduct from continuing.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 28 of 31 Pages

                245.         The consideration to be paid to Plaintiffs for their fractional shares in the Transaction is unfair and inadequate because, inter alia, the intrinsic value of Bishop Capital's common stock is in excess of the amount Bishop Capital will be paying for shareholders' fractional shares.

                246.         The Individual Defendants have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of Bishop Capital's non-affiliated public shareholders to promote their best interests in the proposed Transaction.

                247.         The Individual Defendants have breached their duty of care and loyalty to Bishop Capital's public shareholders by using their control of Bishop Capital to attempt to force Plaintiffs to exchange their equity interest in the Company for unfair consideration, and to deprive Bishop Capital's public shareholders of the maximum value to which they are entitled and those who retain their shares will be left with shares in a non-reporting company.

                248.         The terms of the proposed Transaction are grossly unfair to Plaintiffs and the other shareholders of Bishop Capital, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Bishop Capital and that possessed by Bishop Capital's public shareholders. Defendants' intent is to take advantage of this disparity and to induce Plaintiffs and other shareholders of Bishop Capital to relinquish their Bishop Capital shares at an unfair price on the basis of incomplete or inadequate information.

249. By reason of the foregoing, Plaintiffs are suffering irreparable injury and damages.

250. Plaintiffs have no adequate remedy at law.

251. Plaintiffs bring this cause of action individually and derivatively on behalf of the Company.

NINTH CLAIM FOR RELIEF
Ultra Vires Acts

252. Plaintiffs repeat and reallege each and every allegation contained in all the foregoing paragraphs as if fully stated herein.

                253.         Defendant directors acted outside the authority of the Company by, inter alia, issuing stock to themselves at a time when the Company had failed to hold an annual stockholders meeting for seven years and effecting a creeping change of control of the Company from its stockholders to themselves.

254. As a direct result of Defendants illegal acts, Plaintiffs have suffered damages.

255. Plaintiffs bring this cause of action individually and derivatively on behalf of the Company.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for the following relief:

                A.            Awarding monetary damages against all Defendants, jointly and severally, in favor of Plaintiffs for any and all losses and damages suffered as a result of the acts and transactions complained of herein, together with prejudgment interest.

                B.            An order declaring that the Proxy Statement of the Company is false and misleading, that the Individual Defendants be directed to file a complete and truthful Proxy Statement, with a repurchase price for fractional shares based upon fair value of the shares not liquidation value, historical stock prices or book value, and that the Defendants be enjoined from voting proxies received pursuant to their misleading solicitation and their own shares which were obtained through self-dealing.

SCHEDULE 13D
CUSIP No. 09141T 10 7		Page 29 of 31 Pages

                C.            An order granting an injunction requiring Defendants to hire one or more independent appraisers, nominated by Plaintiffs, to appraise all the property owned by the Company, to use such valuation as the price at which Defendants and/or the Company shall be required to purchase the fractional shares owned by all shareholders; such order to prohibit the Company from using liquidation value, historical stock prices or book value as the basis for any fractional share repurchase.

                D.            An order granting an injunction against Defendants prohibiting action to be taken on any proposal to amend the articles of incorporation to permit a reverse stock split and deregistering the shares of common stock; and if the proposed Transaction is consummated, an order rescinding it; and;

                E.             An order directing the Individual Defendants to file a complete and truthful Statement of Beneficial Ownership on Schedule 13D, along with all undisclosed parties who have an agreement or understanding to invest or vote the shares together, including but not limited to the provider of legal services and any other employees who received stock from the Company, disclosing all information regarding their acquisitions of stock of the Company, including the date and price of each transaction and who the shares were acquired from, the manner of acquisition and source of funds used to make the acquisitions, as well as their intentions to act together as a group and all other matters required by Schedule 13D.

F. An order declaring that defendants have breached their fiduciary duties to Plaintiffs and aided and abetted such breaches;

G. An order rescinding the Company's issuance of shares to the Individual Defendants.

                H.            An order enjoining Defendants from acting as officers and directors of Bishop Capital; enjoining Defendants from voting on the Transaction or voting on any proposal related in any way to any going private transaction.

I. An order requiring Defendants to permit Plaintiffs to inspect their records as is Plaintiffs' right under Wyoming Business Corporation Act Wyo. Stat. Ann. Section 17-16-1602.

J. An order awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys fees and experts fees and costs of the appraisal obtained by Plaintiffs.

K. An order granting such other and further equitable, injunctive, or relief as this Court may deem just and proper.

Respectfully submitted this 30th day of March, 2005

	By:	/s/ Gay Woodhouse

Gay Woodhouse
Lori L. Brand
Gay Woodhouse Law Office, P.C.
211 W. 19th Street, Suite 308
Cheyenne, Wyoming 82001

William C. Rand
Law Office of William Coudert Rand
711 Third Avenue, Suite 1505
New York, N.Y. 10017

Matthew Day, Esq.
118 E. 25th Street, Eighth Floor
New York, N.Y. 10010

Attorneys for the Plaintiffs

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 30 of 31 Pages

CERTIFICATE OF SERVICE

I hereby certify that on this 30th day of March, 2005, a true and correct copy of the foregoing Amended Complaint was served by the stated methods and addressed to:

Paul J. Hickey
Roger G. Fransen	Via Hand Delivery
Hickey & Mackey
P.O. Box 467
Cheyenne, WY 82003-0467

Thomas Tenenbaum	Via United States Mail
Belleview Tower, Suite 1100	First Class, postage prepaid
7887 E. Belleview Avenue
Englewood, CO 80111
/s/ Gay Woodhouse

Of: Gay Woodhouse Law Office, P.C.

SCHEDULE 13D
CUSIP No. 09141T 10 7				Page 31 of 31 Pages

EXHIBIT A

CHART SUMMARIZING AMENDED FORM 4'S

Date	Purchase or Grant	Number of Shares	Originally Filed Price	Amended Price	Total Shares Owned

Robert E. Thrailkill

12/29/1997	Purchase	12,500	$1.03		86,220
1/20/1998	Purchase	47,000	$1.06		133,220
12/1/1998	Grant	20,000	$0.10		153,200
6/5/2000	Grant	20,000	$0.01	$0.10	173,470
12/1/2000	Grant	20,000	$0.01	$0.10	193,470

Date	Purchase or Grant	Number of Shares	Originally Filed Price	Amended Price	Total Shares Owned

12/20/2000	Grant	6,250	$0.01	$1.00	199,720
5/17/2001	Purchase	5,000	$1.00		204,720
5/25/2001	Purchase	500	$1.00		205,220
5/30/2001	Purchase	3,250	$1.00		208,470
6/22/2001	Purchase	3,000	$1.00		211,470
12/4/2001	Grant	20,000	$0.01	$0.10	231,470
7/2/2002	Grant	20,000	$0.01	$0.10	251,470
11/22/2002	Grant	20,000	$0.01	$0.10	271,470
9/29/2004	Grant	20,000	$0.01	$0.76	291,470

Robert J. Thrailkill

12/1/1998	Grant	7,500	$0.10		23,438
12/4/2001	Grant	5,000	$0.01	$0.10	28,438
7/2/2002	Grant	5,000	$0.01	$0.10	33,438
11/22/2002	Grant	5,000	$0.01	$0.10	38,438

Sherry L. Moore

12/4/2001	Grant	5,000	$0.01	$0.10	10,625
7/2/2002	Grant	5,000	$0.01	$0.10	15,625
11/22/2002	Grant	5,000	$0.01	$0.10	20,625
9/29/2004	Grant	5,000	$0.01	$0.76	30,694

John A. Alsko (officer and director)

12/1/1998	Grant	10,000	$0.1		29,563